Majesco Entertainment Company
4041-T Hadley Road
S. Plainfield, NJ 07080

May 11, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Majesco Entertainment Company
Registration Statement on Form S-3
File No. 333-205037

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Majesco Entertainment Company (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (Registration No. 333-205037), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it has filed a new Registration Statement on Form S-3 (File No. 333-211031), which, among other things, includes the securities previously included in the Registration Statement. No securities were sold pursuant to the Registration Statement. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Harvey Kesner of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely, Majesco Entertainment Company

By:	/s/ John Stetson
John Stetson
Chief Financial Officer